Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975

L3T 3.0 – Making the World A Safer Place This presentatio n consists of L -3 Technologies Corporation general capabilities and adm inistrative inform ation that does not contain controlled technical data as defined within the Internatio nal Traffic in Arm s (ITAR) Part 120.10 or Export Adm inistration Regulations (EAR) Part 7 34.7-11. Use of DoD visual inform ation does not im ply or constitute DoD endorsem ent. 12 Oct 2018 L3T Capabilities Brief L3 Proprietary 1

L3 Technologies: Our Vision Every part of our business is focused on… With an emphasis on integration, collaboration ✓ & innovation, we will continue to evolve to Quick & agile responses deliver the right technologies to support our customers’ missions around the world—faster, ✓ more efficiently & more affordably than ever Innovative thinking before. Christopher E. Kubasik Chairman, CEO & President ✓ A relentless commitment to getting the job done in an affordable way L3T Capabilities Brief L3 Proprietary 2

A Fundamentally Different Company Small Company Large Corporation Strengths Strengths • Leveraging scale • Rapid Decision Making • Access to Key Influencers • Innovative Ideas in DoD & Internationally • Entrepreneurship • Continuous Improvement • Local Autonomy • Broader Access to Talent • Customer Intimacy • Best Practices • Market Insights • Branding A Federation of Diverse High-Tech Aero/Defense Capabilities L3T Capabilities Brief L3 Proprietary 3

L3 Executive Leadership L3T Capabilities Brief 4

2018 Sales Mix Characteristics DoD Armed Services DoD Title Accounts Other U.S. Funding Government USAF 34% O&M 55% Army 11% Procurement 40% 4% RDT&E 5% Navy 14% Other 7% Commercial Total 66% Contract-Type Fixed Price 73% DoD End 16% Cost Plus 24% Markets T&M 3% 66% Top Contracts International* Concentration 2018 Sales 14% Top 5 13% Direct to End Customers 62% Top 10 18% Subcontractor/Supplier 38%** Top 40 36% * Includes FMS ~3% of sales. ** 2017 sales to Top 5 U.S. defense platform OEMs = 11%. L3T Capabilities Brief 5

L3 Global Footprint Europe North America Asia Africa Australia South America 98 Locations Worldwide / 31,000 Employees L3T Capabilities Brief L3 Proprietary 6

L3 Business Segments We have reorganized our global business into three segments to address our customers' most pressing needs. Aerospace Systems has combined with Sensor Systems to form the new ISR Systems segment. Commencing in the third quarter of 2018, L3 will report its results under the realigned business segments. Communications & ISR Systems Electronic Systems Networked Systems $4.42 $4.43 $2.76 $2.70 $3.10 $2.05 $2.23 $4.34 $2.47 2016 2017 2018e 2016 2017 2018e 2016 2017 2018e L3T Capabilities Brief L3 Proprietary 7

ISR Systems – Solutions in All Domains Space: Military and Commercial • Sensors, Payloads, Launch Electronics Air: Airborne Surveillance Systems & IRSTs • ISR/SIGINT and Integrated, Networked Solutions Ground: Fixed, Vehicular and Man Portable • Fire Control Systems, Surveillance, CUAS Soldier: Night Vision – Goggles, Designators, Aiming Devices • Thermal and Image Intensified Systems Electronic Warfare & Cyber: Situational Awareness & Effects • Surveillance, Intercept; Offensive and Defensive Solutions L3T Capabilities Brief 8

Multiple Solutions for Multiple Missions Data Link ® MX™-15 ™ Data Link L3T Capabilities Brief L3 Proprietary 9

Major Integration Centers







Majors Field – Greenville, TX

- 8,000 foot runway with 1,000 foot overrun on each end
- More than 3,600,000 square feet under roof
  - Warehouse/depot logistics storage – 870K
  - Engineering/labs – 557K
  - SCIF space – 72K
  - Hangars – 760K
- Integrated Functions
- Fully Equipped Manufacturing Facilities
- State-of-the-art Paint Facilities
- Multi-Sensor Test Facilities
- Anechoic Chamber Complex

TSTC Airport – Waco, TX

- 8,600 foot runway with two main widebody hangars
- More than 1,220,000 square feet under roof
  - Engineering/Labs/Admin – 273K
  - Manufacturing – 79K
  - Hangars – 535K
- SEI CMMI: v1.3 Maturity Level V
- ISO9001:2008, ISO14001:2015 and AS9100C
- FAA Class 4 Unlimited Repair Station/FAA Organization Designation Authorization (ODA)

Mirabel International Airport – Montréal

- Two 12,000-feet-long concrete runways
- More than 300,000 square feet
  - Hangars – 118K
  - Manufacturing – 69K
  - Office Space – 118K
- Manufacturing, paint, repair & overhaul facilities
- ISO 9001 & AS9100 Quality Management System certifications
- Program and Fleet Management, In-Service Support, Life Extension, Modernization and Missionization Capabilities

L3T Capabilities Brief

L3 Proprietary

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Electronic Systems Precision Engagement Systems Precision Weapon Systems Prime and Component Provider Defense Training & Simulation Global Military Aviation Training Provider Security & Detection Systems Global Security & Solutions Company Commercial Aviation Solutions Commercial Aviation Training and Avionics L3T Capabilities Brief L3 Proprietary 11

Electronic Systems: Strategic Focus • Commercial Aviation Solutions – Unprecedented Comm. Aviation Expansion / Pilot Shortage – Significant Investment in Capacity – Avionics Consolidations / Efficiency • Airport Security – New Products, Alignment, Future M&A – MacDonald Humfrey Key Enabler – Leading Market Evolution to Integrated Solutions • A2AD and Operations In the Right Markets, – L3 Has Disruptive Technologies and Systems with the – Strategic New Wins Right Technologies & Solutions – Focused Investments – Aligned and Consolidating / Synergy L3T Capabilities Brief L3 Proprietary 12

Communications & Networked Systems Broadband Communications Advanced Networking & Integrated Communications • Communication System Solutions • ISR / Common Data Link C2 / C4 • Secure Low Probability of Intercept and Anti-jam Capabilities Advanced Communications C4ISR Systems, Cyber Solutions & Communications Products • Systems Integration – 3rd Party Solutions • Maritime C4ISR for the U.S. and International Partners • Cyber Security / Information Assurance Space & Power Power, Telemetry & RF Communications Across All Domains • Commercial and Military Space Microwave Telemetry • High Reliability Space and Military Power Products Maritime Naval Towed Arrays, Fire Control, Photonic Masts • Surface, Submarine, and Ocean Floor Systems and UUVs. Power and Propulsion Systems Maritime Power & Distribution Solutions L3T Capabilities Brief L3 Proprietary 13

Communication Systems Strategic Focus • Manned /Unmanned Teaming – Captured Key Apache Development and Production Contracts – R&D Investments Enabling a Near “Off-the-Shelf” Offering – Growth Opportunities on Other Platforms • Naval C4ISR Systems – Grow with Focus on Five Eyes Nations – Invest / Acquire IP for Communications and Network Management – Win Canadian Surface Combatant and Australian SEA 5000 • A2AD and Evolving Threats – Protected / Secure Communications Technology Demonstrated – Focused Investments – Collaborative Engagement with A-PNT L3T Capabilities Brief L3 Proprietary 14

15 Communication Systems Market Environment • Assured Communications Are Growing − Multi-Domain, A2AD − Secure Waveforms • ISR Communications Are Growing − International Expansion − US/Coalition Interoperability • Naval C4ISR Is Growing − Shipbuilding Rates Increasing − Pacific/Middle East Threats • Protected Military SATCOM Is Growing − Contested Space Environment − Ground Segment Expanding • Weapons Data Links Are Growing Techno log ies − Smart,L3 Technologies: Connected Company Overview Munitions L3T Capabilities Brief L3 Proprietary 15

Summary: A New Era for L3 in 2018 • Affordable solutions and technologies aligned with customer priorities • Executing a growth strategy • Integrating more of our diverse capabilities to exceed customers’ expectations • Intensifying our focus on being agile leaders and innovators • Clear vision of becoming a non-traditional U.S. 6th prime in aerospace and defense L3T Capabilities Brief L3 Proprietary 16

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. ("L3") and Harris Corporation ("Harris" and together with L3, the "parties"), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the "merger agreement"), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC's website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com.

Participants in Solicitation

Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties' respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris' directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3's directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph.

Forward-Looking Statements

Statements in this communication that are not historical facts are forward-looking statements that reflect Harris' and L3's respective management's current expectations, assumptions and estimates of future performance and economic conditions; words such as "may," "will," "should," "likely," "projects," "guidance," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include but are not limited to: statements about the expected timing and completion of the proposed merger, the anticipated benefits of the proposed merger, including estimated synergies, the effects of the proposed merger, including on future financial and operating results and financial position, the integration of the parties' operations, including accelerated investment in technology and technology capabilities, plans and expectations for the combined company, including regarding free cash flow, share repurchases, dividend level, credit ratings and leverage ratio; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond either party's control, that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against either party or their respective directors; the risk that the approval of the stockholders of either party may not be obtained on the expected schedule or at all; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the merger; risks related to business disruptions from the proposed merger that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; risks related to difficulties, inabilities or delays in integrating the parties' businesses or to realize fully anticipated cost savings and other benefits; the risk that any announcement relating to the proposed merger could have adverse effects on the market price of the common stock of either or both parties and the uncertainty as to the long-term value of the common stock of the combined company following the merger; the risk that the proposed merger and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally; certain restrictions during the pendency of the merger that may impact the ability of either or both parties to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which either or both parties operate; and events beyond the control of either or both parties, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties' results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this communication are made as of the date of this communication, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication are cautioned not to place undue reliance on forward-looking statements.

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